モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP

ITO & MITOMI

SAN FRANCISCO
LOS ANGELES
DENVER
PALO ALTO
WALNUT CREEK
SACRAMENTO
CENTURY CITY
ORANGE COUNTY
SAN DIEGO

NEW YORK
WASHINGTON, D.C.
NORTHERN VIRGINIA
LONDON
BRUSSELS
BEIJING
HONG KONG
SINGAPORE
TOKYO



02055663

October 31, 2002

Writer's Direct Dial Number
+81 3-3214-6522

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

dw 11/4

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The following document was originally prepared in Japanese, and, pursuant to Rule 12g3-2(b)(4), we are enclosing an English translation thereof.

Digest of Consolidated and Non-Consolidated Interim Results for the Fiscal Year Ending March 31, 2003 (the "Digest"). The Company filed the Digest with the Tokyo Stock Exchange on October 29, 2002, pursuant to Article 2 of the Tokyo Stock Exchange Regulations on Disclosure for Companies with Listed Securities, and has made it available beginning on the same day on its web site.

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-99065

モリソン・フォースター外国法事務弁護士事務所
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6522, fax: (81) 3-3214-6512).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,

Samoa Watanabe

Samoa Watanabe

Enclosure

cc: Ms. Shimazu
Mr. Kitazume
Chuck Comey, Esq.

Fujitsu Support and Service Inc. ("Fsas")

Digest of Interim Consolidated Results for the Fiscal Year Ending March 31, 2003
Dated: October 29, 2002

This document includes statements that constitute forward-looking statements. These statements appear in a number of places in this document, and include statements regarding the intent, belief or current expectations of Fujitsu Support and Service Inc. (the "Company") with respect to the business, revenues and results of operations of the Company and its consolidated subsidiaries (the "Fsas Group"), and economic and other factors that may have an impact on the Fsas Group's performance. These statements also include the projections of the Fsas Group's financial performance for the fiscal year ending March 31, 2003 contained in this document.

Such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties. Actual results for the fiscal year ending March 31, 2003 and future fiscal years may differ materially from those in the forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to:

- the rate of acceptance of the Fsas Group's products and services;
- the Fsas Group's ability to continue to successfully introduce new products and services to the market;
- the level of competition in the markets in which the Fsas Group conducts its business;
- customer-driven price competition in the information technology services industry;
- the slowdown in information technology investments by Japanese companies in light of continuing weakness in the Japanese economy;
- our customers' acceptance of the new services being offered by the Fsas Group; and
- deferrals and suspensions of purchases by our customers resulting from their inability to obtain financing for their business on commercially reasonable terms, poor operating results, insolvency or bankruptcy, or stagnation in the Japanese economy generally.

As used herein, the words "we", "our" and "us" are used to refer collectively to the Fsas Group.

October 29, 2002

Digest of Interim Consolidated Results for the Fiscal Year Ending March 31, 2003

(Unaudited)

Name of Listed Company:	Fsas (Fujitsu Support and Service Inc.)
Code Number:	4706
(URL:	http://www.fsas.fujitsu.com/)
Listed Exchange (Section):	Tokyo Stock Exchange (First Section)
Head Office:	Tokyo
Representative:	Tatsuhiko Ohtaki, President
For Inquiries Please Contact:	Kazuyuki Nishikawa, Member of the Board, and General Manager of Corporate Planning Office Tel: (03)5471-4700
Date of Board of Directors' Meeting For Approval of Interim Consolidated Results:	October 29, 2002
Parent Company:	Fujitsu Limited.
(Code Number:	6702)
Share Holding Ratio of Parent Company	56.3%
U.S. GAAP	Not Applied

1. September 2002 Interim Results

(For the period from April 1, 2002 through September 30, 2002)

(1) Results of Operations

(Millions of yen and thousands of U.S. dollars)	Six months ended September 30					Six months ended September 30		Year ended March 31	
		2001		2002	Change		2002		2002
Net sales	¥	101,654	¥	**99,140**	(2.5) %	$	***808,646***	¥	221.528
Operating income		4,390		**4,646**	5.8		***37,896***		11,115
Income before income taxes and minority interests		3,432		**3,596**	4.8		***29,332***		8,953
Net income		1,887		**1,970**	4.4		***16,069***		4,950

(Note) Equity in earnings (loss) of affiliates, net: None

(2) Per Share Data

(Yen and U.S. dollars)	Six months ended September 30					Six months ended September 30		Year ended March 31	
		2001		2002	Change		2002		2002
Net income per share	¥	33.10	¥	**34.55**	4.4 %	$	***0.28***	¥	86.81
Shareholders' equity per share		772.17		**843.66**	9.3		***6.88***		820.54

(Note) Weighted average shares issued and outstanding for:

the six months ended September 30, 2002 ········ 57,019,802 shares
the six months ended September 30, 2001 ········ 57,019,925 shares
the year ended March 31, 2002 ························ 57,019,925 shares

(3) Financial Position

(Millions of yen and thousands of U.S. dollars)	At September 30 2001	At March 31 2002	At September 30 2002	At September 30 2002
Total assets	¥ 99,684	¥ 113,927	¥ **103,678**	$ ***845,661***
Total shareholders' equity	44,030	46,787	**48,106**	***392,382***
	(%)			
Shareholders' equity ratio	44.2	41.1	**46.4**	

(Note) Issued and outstanding shares as of:
September 30, 2002 ········· 57,019,792 shares
September 30, 2001 ········· 57,019,951 shares
March 31, 2002 ························· 57,019,832 shares

(4) Results of Cash Flows

(Millions of yen and thousands of U.S. dollars)	Six months ended September 30 2001	2002	2002	Year ended March 31 2002
Net cash provided by operating activities	¥ 5,601	¥ **4,099**	$ ***33,434***	¥ 11,323
Net cash used in investing activities	(145)	**(964)**	***(7,863)***	(933)
Net cash used in financing activities	(283)	**(594)**	***(4,845)***	(565)
Cash and cash equivalents at period-end	¥ 20,034	¥ **27,227**	$ ***222,080***	¥ 24,686

(5) Scope of Consolidation and Application of Equity Method

Number of Consolidated Subsidiaries: Eight
Number of Non-Consolidated Subsidiaries to Which Equity Method is Applied: None
Number of Affiliated Companies to Which Equity Method is Applied: None

(6) Changes in Consolidation and Application of Equity Method

Consolidation
Added companies : One
Deducted companies : None

Equity method
Added companies : None
Deducted companies : None

2. Business Forecast for March 2003 Term (For the period from April 1, 2002 through March 31, 2003)

(Millions of yen and thousands of U.S. dollars)	Year ending March 31 2003	2003
Net sales	¥ **223,000**	***$ 1,818,923***
Net income	**5,100**	***41,599***

(Reference) Forecast net income per share for March 2003 Term: ¥ 89.44 *(U.S.$ 0.73)*

Notes:
1.Fractions are rounded to the closest one million yen.
2.The U.S. dollar amounts included herein represent translations using the approximate exchange rate on September 30, 2002 of ¥122.60=US$1.00, solely for readers' convenience.

3. State of the Corporate Group

Our group of affiliated companies is comprised of Fujitsu Limited (the Company's parent company), the Company, and the Company's eight subsidiaries. The Company's areas of operations are divided into Information Technology Services and Technical Support Services, both of which are closely coordinated with the services and software business of Fujitsu Limited.

The following chart sets forth the Company's principal business activities and the positioning of its subsidiaries.



Fujitsu Limited
Fujitsu Support and Service Inc.
Information Technology Services
Technical Support Services
Fsas Creative Inc.
Providing human resources relating to information technology services, training and education
Fsas Network Solutions Inc.
Software development
Totalizator Engineering Limited
Design, installation work, and technical support services for systems for public sport stadiums
Fsas Techno Tokai Inc.
Providing installation work and technical support services for information processing systems
Fsas Techno Kansai Inc.*
Providing installation work and technical support services for information processing systems
Fujitsu Fsas & Sun Limited
Repair of information processing equipment
Fsas Techno Inc.
Technical support services for systems for public sport stadiums and for information processing systems
Telsy Corporation
Software development for public sport stadiums

*The Company acquired all of Kansai Totalizator, Inc.'s outstanding stock on April 22, 2002, and the company was renamed Fsas Techno Kansai Inc.

4. Management Policies

(1) Basic Corporate Management Policy

The Company was formed in 1989 as a split-off of Fujitsu Limited's telecommunications and information processing equipment maintenance and repair operations (now our technical support services), the core of its business being the provision of support to enable the stable operation of its customers' systems. Based on the technical know-how developed through these technical support services, the Company subsequently added information technology services to its business, comprising a menu of solutions, ranging from system planning and design to implementation and operation, on a one-stop basis, irrespective of vendor.

In our Technical Support Services segment, we work closely with customers to provide rapid, precise and high-quality support, tailoring our information technology services to provide solutions to match their specific needs. Following this approach, our basic management policy is to continue to enhance customer confidence and to further increase corporate value for shareholders and investors.

(2) Issues to be Addressed and Business Strategy

In order for us to preserve profitability and enhance business performance amid the continued economic slump and increasing intensity of competition, we believe it is critical to take measures to promote more effective utilization of management resources, low-cost management, and structural reform. Another important goal is to expand our business base to help strengthen the trust of customers and generate stable profits. These measures are described in greater detail below.

Winning Customer Confidence

In order to gain greater customer confidence in our Technical Support Services segment, the cornerstone of the Fsas Group's business, our principal obligation is that of assuring the stable operation of our customers' systems. Meanwhile, in our Information Technology Services segment, we will continue to build relationships of trust with customers by providing optimum solutions to match customer needs.

To this end we will engage in what we call "Fsas-Qfinity" activities, by which we mean companywide activities in pursuit of infinite quality (hence "Qfinity")

in order to address problems promptly and offer superior solutions through close liaisons with customers.

Providing Customers with Solutions

To provide customers with optimum solutions for the entire information system lifecycle, the Company will devote considerable energy to promoting its newly systematized Network Business Solution (NB Solution). We will also focus on analyzing issues relating to the building and operation of customer systems, etc., and strengthening our solution products designed to match the various needs of our customers, such as reducing costs and improving security, system operation management and the improvement of customers' sales forces. In pursuing this course, we will make use of our capabilities in the building of large-scale network infrastructures, as well as our multivendor capabilities, our 24-hours-a-day, 365-days-a-year support structure, and our nationwide network of service bases, each of which we have cultivated as an area of strength for the Fsas Group.

Expanding Stock Business

We also aim to expand our stock business, which offers customers continuous and stable operation and maintenance services, such as Operations Solution, system operation management, support and outsourcing services, multivendor support for equipment and software made by various manufacturers, and maintenance services. We believe these efforts will help us increase our profits in a sustainable manner.

Efforts for Success in Growing Markets

- Focus on e-Japan business

For the e-Japan Strategy, a national project being pursued by the Japanese government, we will be developing products for e-Japan solutions, and providing business support to local areas through our e-Japan Promotion Group, established in April this year. By harnessing the Fsas Group's advanced capabilities in the sphere of infrastructure construction, we will undertake the building of the Local Government Wide Area Network (LGWAN) and of local intranets.

- Concentration of resources in the Tokyo metropolitan area market

In the Tokyo metropolitan area, a substantial market that is expected to grow still further, we will enhance our sales and marketing capabilities by allocating our operational resources to priority areas. For example, we will strengthen our organizations structured to address customer needs by industry, as well as increase personnel devoted to these activities.

Personnel Development

Priority will also be given to enhancing still further the quality of the engineers and marketing personnel who are crucial to implementation of the aforementioned measures. To do this, we will boost our investments in education and training in order to acquire the latest technologies such as security measures, as well as further enhance our capabilities in the consulting, multivendor, and software support areas.

(3) Basic Policy regarding Profit Distribution

The Company's basic policy is to provide stable returns to shareholders. We strive to raise profitability by strengthening our management base and competitiveness in the information technology services industry, whose market environment is subject to rapid changes. Retained profits are invested to achieve new growth.

5. Operating Performance and Financial Position

(1) Operating Performance

Overview of the period

During the period ended September 30, 2002, deflationary pressure grew stronger in the Japanese economy, and the recessionary tone became increasingly distinct. Demand in the information technology services industry is expected to continue to increase, but restraints on IT investment in the corporate sector have caused competition to become increasingly fierce.

In the field of Information Technology Services, both order volume and sales were brisk in such areas as the e-Japan business and Operations Solution. Nevertheless, due to the influence of factors such as the postponement of plans by customers, sales were below those levels in the same period of the previous

As a result, the Fsas Group's performance for the period under review resulted in order volumes of ¥107,438 million *($876,329 thousand)*, up 6.0% from the same period of the previous year, and in net sales of ¥99,140 million *($808,646 thousand)*, down 2.5% from the same period of the previous year. As for profit and loss, as a result of the steady growth in highly profitable businesses and efforts to reduce costs, the Fsas Group's operating income was ¥4,646 million *($37,896 thousand)*, up 5.8% from the same period of the previous year. The Fsas Group's net income was ¥1,970 million *($16,069 thousand)*, up 4.4% from the same period of the previous year.

Information Technology Services

The Information Technology Services segment, which provides customers with optimum solutions for the entire information system lifecycle, was affected by the slowdown in IT-related investment. The results of system development and PC sales for private sectors were consequently below those levels in the same period of the previous year.

However, our e-Japan business results were healthy during the period, primarily in local intranet construction and system operating services. Of particular note is that the Local Government Portal Solution Ai Hiroba, launched in May this year to support the creation of Web sites by local governments, as well as our proposal related to the Local Government Wide Area Network (LGWAN), were adopted by a large number of these local government bodies.

Moreover, in the newly systematized NBSolution, we have endeavored to increase the range of solution products. Our efforts have included the expansion of the Operations Solutions, which provides operations management, user support, and outsourcing on a one-stop basis in the sphere of system operation. The outsourcing business has grown most successfully of all. The Company has, in addition, reinforced ties with its group companies in this area. Fsas Creative Inc. and Fsas Network Solutions Inc., subsidiaries of the Company, expanded their business related to Operations Solutions.

We were successful in our multivendor support services in supporting a variety of hardware and software made by different manufacturers. At our Multivendor Support Centers established in Tokyo and Osaka, we have developed our system for centralized handling of calls from customers, and our

developed our system for centralized handling of calls from customers, and our engineers are dispatched in coordination with our nationwide network of service bases.

As part of our efforts to develop Fsas-brand products, we launched the UNIX/Linux-applicable version of the Fsas Biometrics Authentication System SF2000Bio, which combines fingerprint, face, voiceprint, and signature verification methods, and also Instantwave54EX, a high-speed wireless LAN system.

As a result of these efforts, sales of ¥71,304 million *($581,599 thousand)*, down 5.1% from the same period of the previous year, were recorded in the Information Technology Services segment.

Technical Support Services

The Fsas Group considers its most important obligation to be to ensure the stable operation of its customers' systems. To fulfill this, we support the systems of financial institutions, government agencies, telecommunications carriers, and numerous other customers 24 hours a day, 365 days a year, through our nationwide network of service bases.

Constant efforts are made to improve the support structure in order to build deeper relationships of trust with customers through the provision of more rapid high-quality support. During the period under review, priority was given to strengthening the ability of the Crisis Management Center to respond promptly to serious problems at the moment they occur, and our capabilities for supporting software.

To promote meticulous and local-focused technical support systems, the Company is in the process of transferring the management of maintenance services for systems such as financial institutions' terminals. During the period under review, these operations in the Kansai region were transferred to Fsas Techno Kansai Inc., a subsidiary of the Company, and operations in the Fukuoka and Saga regions were transferred to Fsas Techno Inc., also a subsidiary of the Company.

Totalizator Engineering Limited, a subsidiary of the Company that provides systems support for public sport stadiums, posted an increase in sales in the field of new betting systems.

Fujitsu Fsas & Sun Limited, a subsidiary of the Company, which provides job opportunities for disabled people, achieved an increase in sales revenues for the repair of financial terminals.

As a result of these efforts, the Fsas Group had sales of ¥28,509 million *($232,536 thousand)*, up 5.5% from the same period of the previous year in the Technical Support Services segment.

(2) Financial Position

Cash and cash equivalents (collectively, "cash") at September 30, 2002 totaled ¥27,227 million *($222,080 thousand)*, up ¥2,541 million *($20,726 thousand)* from the beginning of the fiscal period.

Net cash inflows from operating activities for the six months ended September 30, 2002 were ¥4,099 million *($33,434 thousand)*. This positive trend in operating activities was mainly due to an increase in income before income taxes and minority interests and progress in cash collection from accounts receivable, in spite of an increase in inventories caused principally by deferral of customers' capital investment.

Net cash outflows from investing activities amounted to ¥964 million *($7,863 thousand)*. Net cash used in investing activities was primarily due to capital expenditure for internal information infrastructure aimed at development of Fsas-branded products and improvements of clerical efficiency.

Net cash outflows from financing activities came to ¥594 million *($4,845 thousand)*, largely owing to cash dividends paid.

(3) Business Forecast for the Fiscal Year ending March 31, 2003

Given the increasing concern about the prospects for the world economy, it is expected that the harsh state of the Japanese economy will persist. Nevertheless, both the order volume and orders in hand rose during the period ended September 30, 2002, and further growth is expected in priority fields such as the e-Japan business. Based on ongoing improvements in operating efficiency and further cost-savings, our current outlook for the Fsas Group's financial performance for the fiscal year ending March 31, 2003 is as follows.

Consolidated Net Sales ¥223,000 million *($1,818,923 thousand)* (up 0.7% from the previous fiscal year)
Consolidated Net Income ¥5,100 million *($41,599 thousand)* (up 3.0% from the previous fiscal year)

Regarding the payment of dividends for the full current fiscal year, we anticipate paying a dividend of ¥10 *($0.08)* per share, including the interim dividend of ¥5 *($0.04)* per share.

Please see the cover page for a description of risks and uncertainties which could cause actual results to differ materially from those estimated above.

6. Interim Consolidated Financial Statements

(1) Interim Consolidated Statements of Income

(Millions of yen and thousands of U.S. dollars)	Six months ended September 30			Year ended March 31
	2001	2002	*2002*	2002
Net sales	¥ 101,654	¥ 99,140	*$ 808,646*	¥ 221,528
Operating costs and expenses:				
Cost of sales	79,823	76,813	*626,533*	175,571
Selling, general and administrative expenses	17,441	17,681	*144,217*	34,842
	97,264	94,494	*770,750*	210,413
Operating income	4,390	4,646	*37,896*	11,115
Other income (expenses):				
Interest and dividend income	25	16	*131*	40
Amortization of prior pension and severance costs	(795)	(806)	*(6,574)*	(1,589)
Revaluation loss on investment securities	(31)	(29)	*(237)*	(233)
Restructuring costs	(172)	(252)	*(2,055)*	(363)
Other, net	15	21	*171*	(17)
	(958)	(1,050)	*(8,564)*	(2,162)
Income before income taxes and minority interests	3,432	3,596	*29,332*	8,953
Income taxes:				
Current	2,724	1,691	*13,793*	4,724
Deferred	(1,158)	(70)	*(571)*	(720)
Minority interests	(21)	5	*41*	(1)
Net income	¥ 1,887	¥ 1,970	*$ 16,069*	¥ 4,950

(2) Interim Consolidated Balance Sheets

(Millions of yen and thousands of U.S. dollars)	At September 30 2001	At March 31, 2002	At September 30 2002	At September 30 2002
Assets				
Current assets:				
Cash and cash equivalents	¥ 20,034	¥ 24,686	¥ **27,227**	$ *222,080*
Time deposits	281	6	**6**	*49*
Marketable securities	-	499	**500**	*4,078*
Receivables:				
Notes	1,120	1,551	**1,026**	*8,369*
Accounts	53,115	65,301	**50,069**	*408,393*
Inventories	8,166	5,936	**8,346**	*68,075*
Deferred tax assets	1,865	1,669	**2,122**	*17,308*
Other current assets	589	434	**682**	*5,563*
Less: Allowance for doubtful accounts	(69)	(63)	**(40)**	*(326)*
Total current assets	85,101	100,019	**89,938**	*733,589*
Investments and long-term loans:				
Investment securities	784	583	**594**	*4,845*
Other	239	212	**212**	*1,729*
Total investments and long-term loans	1,023	795	**806**	*6,574*
Property, plant and equipment :				
Land	1,359	1,359	**1,359**	*11,085*
Buildings and structures	1,768	1,799	**1,767**	*14,413*
Machinery and equipment	2,869	3,072	**3,410**	*27,814*
Construction in progress	-	-	**129**	*1,052*
Less: Accumulated depreciation	(2,803)	(2,924)	**(3,109)**	*(25,359)*
Property, plant and equipment, net	3,193	3,306	**3,556**	*29,005*
Other assets:				
Lease deposits	4,659	4,342	**4,191**	*34,185*
Intangible assets	2,956	2,915	**2,657**	*21,672*
Deferred tax assets	2,444	2,214	**1,821**	*14,853*
Other assets	308	336	**709**	*5,783*
Total other assets	10,367	9,807	**9,378**	*76,493*
Total assets	¥ 99,684	¥ 113,927	¥ **103,678**	$ *845,661*
Liabilities, minority interests and shareholders' equity				
Current liabilities:				
Notes and accounts payable	¥ 36,992	¥ 48,791	¥ **38,342**	$ *312,741*
Accrued expenses	6,469	6,546	**6,630**	*54,078*
Accrued income taxes	2,475	2,203	**1,756**	*14,323*
Other current liabilities	2,492	2,942	**2,426**	*19,788*
Total current liabilities	48,428	60,482	**49,154**	*400,930*
Long-term liabilities:				
Accrued pension and severance costs	6,949	6,406	**6,166**	*50,294*
Other long-term liabilities	259	238	**233**	*1,900*
Total long-term liabilities	7,208	6,644	**6,399**	*52,194*
Minority interests	18	14	**19**	*155*
Shareholders' equity:				
Common stock	9,402	9,402	**9,402**	*76,688*
Capital surplus	11,345	11,345	**11,345**	*92,537*
Retained earnings	23,254	26,029	**27,333**	*222,945*
Unrealized gain on investment securities, net of tax	29	12	**27**	*220*
Less: Treasury stock	0	(1)	**(1)**	*(8)*
Total shareholders' equity	44,030	46,787	**48,106**	*392,382*
Total liabilities, minority interests and shareholders' equity	¥ 99,684	¥ 113,927	¥ **103,678**	$ *845,661*

(3) Interim Consolidated Statements of Shareholders' Equity

(Millions of yen and thousands of U.S. dollars)	Six months ended September 30			Year ended March 31
	2001	**2002**	*2002*	2002
Common stock:				
Beginning of period	¥ 9,402	¥ **9,402**	$ *76,688*	¥ 9,402
End of period	¥ 9,402	¥ **9,402**	$ *76,688*	¥ 9,402
Capital surplus:				
Beginning of period	¥ 11,345	¥ **11,345**	$ *92,537*	¥ 11,345
End of period	¥ 11,345	¥ **11,345**	$ *92,537*	¥ 11,345
Retained earnings:				
Beginning of period	¥ 21,733	¥ **26,029**	$ *212,308*	¥ 21,733
Add:				
Net income	1,887	**1,970**	*16,069*	4,950
Deduct:				
Cash dividends declared	285	**570**	*4,649*	570
Bonuses to directors and corporate auditors	81	**96**	*783*	81
Other	-	-	-	3
End of period	¥ 23,254	¥ **27,333**	$ *222,945*	¥ 26,029
Unrealized gain on investment securities, net of tax:				
Beginning of period	¥ 35	¥ **12**	$ *98*	¥ 35
Change	(6)	**15**	*122*	(23)
End of period	¥ 29	¥ **27**	$ *220*	¥ 12
Treasury stock:				
Beginning of period	¥ (1)	¥ **(1)**	$ *(8)*	¥ (1)
Change	1	**0**	*0*	0
End of period	¥ 0	¥ **(1)**	$ *(8)*	¥ (1)

(4) Interim Consolidated Statements of Cash Flows

(Millions of yen and thousands of U.S. dollars)	Six months ended September 30			Year ended March 31
	2001	2002	2002	2002
Cash flows from operating activities:				
Income before income taxes and minority interests	¥ 3,432	¥ 3,596	$ 29,331	¥ 8,953
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	823	865	7,055	1,680
Loss on tangible and intangible assets, net	84	112	914	146
Revaluation loss on investment securities	22	29	237	233
Pension and severance costs, less payment	286	(556)	(4,535)	(257)
Interest and dividend income	(25)	(16)	(131)	(40)
Other, net	93	(95)	(775)	144
Changes in operating assets and liabilities:				
Notes and accounts receivable, net of doubtful accounts	16,836	15,736	128,352	4,215
Inventories	1,013	(2,412)	(19,674)	3,234
Other current assets	(155)	(248)	(2,023)	1
Notes and Accounts payable	(14,492)	(10,352)	(84,437)	(2,940)
Other current liabilities	179	(435)	(3,548)	705
Interest and dividend received	24	16	131	39
Income taxes paid	(2,519)	(2,141)	(17,463)	(4,790)
Net cash provided by operating activities	5,601	4,099	33,434	11,323
Cash flows from investing activities:				
Decrease in time deposits	10	-	-	289
Payments for marketable securities	-	-	-	(499)
Purchase of subsidiary's shares from a minority shareholder	-	-	-	(40)
Payments for investment securities	(23)	(15)	(122)	(53)
Proceeds from acquisition of an subsidiary	-	4	33	-
Acquisition of property, plant and equipment	(124)	(571)	(4,658)	(351)
Increase in intangible assets	(389)	(529)	(4,315)	(889)
Payments for lease deposits	(156)	(45)	(367)	(268)
Refunds of lease deposits	503	197	1,607	933
Other, net	34	(5)	(41)	(55)
Net cash used in investing activities	(145)	(964)	(7,863)	(933)
Cash flows from financing activities:				
Repayment of long-term debt	-	(28)	(228)	-
Cash dividends paid	(283)	(566)	(4,617)	(565)
Other, net	0	0	0	0
Net cash used in financing activities	(283)	(594)	(4,845)	(565)
Net increase in cash and cash equivalents	5,173	2,541	20,726	9,825
Cash and cash equivalents at beginning of period	14,861	24,686	201,354	14,861
Cash and cash equivalents at end of period	¥ 20,034	¥ 27,227	$ 222,080	¥ 24,686

(5) Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared from the accounts maintained by Fujitsu Support and Service Inc. (the "Company") and its consolidated subsidiaries in accordance with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.
In presenting the accompanying consolidated financial statements, certain items have been reclassified for the convenience of readers outside Japan. In addition, certain reclassifications have been made to the prior year's financial statements to conform them to the current year's presentation.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries, whether directly or indirectly controlled. All inter-company accounts and transactions have been eliminated in consolidation.
The difference between the acquisition cost and the underlying equity in the net assets of the consolidated subsidiaries is recognized as goodwill and is being amortized on a straight-line basis over five years.

(c) Cash Equivalents

Cash equivalents include all highly liquid investments, generally with original maturities of three months or less, which are readily convertible to known amounts of cash and are so near maturity that they present only an insignificant risk of any changes in value attributable to changes in interest rates.

(d) Investment Securities

Investment securities are classified as follows:

Trading securities:	Trading securities are held for resale in anticipation of short-term market movements
Held-to-maturity securities:	Debt securities are classified as held-to-maturity when management has the positive intent and ability to hold the securities to maturity
Investments in affiliated companies:	Investments in entities significantly influenced are classified as investments in affiliated companies.
Available-for-sale securities:	Equity and debt securities not classified as trading, held-to –maturity or investments in affiliated companies are classified as available-for-sale securities.

Investment securities held by the Company and its consolidated subsidiaries are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses on sales of the investment securities as well as declines in fair value judged to be other than temporary are charged to income as incurred. The cost of available-for-sale securities sold is computed by the moving average method in determining realized gains or losses.

(e) Allowance for Doubtful Accounts

Allowance for doubtful accounts represents an amount deemed necessary to cover possible losses on receivables.

(f) Inventories

Work in process is stated at cost determined by the specific identification method. Other inventories are stated at cost determined by the moving average method.

(g) Property, Plant and Equipment and Depreciation

Property, plant and equipment are carried at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets as follows.

Buildings and structures:	
Buildings	34 years
Others	10 to 15 years
Machinery and equipment:	4 to 5 years

Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred.

(h) Intangible Assets and Amortization

Intangible assets are carried at cost less amortization.

Amortization of computer software to be sold is calculated using the amount computed based on the current year's sales distribution to the estimated total products' sales within an estimated sales period of three years.

Amortization of computer software for internal use is calculated using the amount computed by the straight-line method over the estimated useful life of five years.

Amortization of other intangible assets is calculated by the straight-line method at rates based on the estimated useful lives of the respective assets.

(i) Accrued Pension and Severance Costs.

The Company and its consolidated subsidiaries have pension and severance plans. Under the plans, severance benefits and pension liabilities and costs are stated by the projected unit credit method. Prior service cost and net transition obligation is amortized over 10 years by the straight-line method. Prior net actuarial gain or loss is amortized by the straight-line method over the average remaining service period of employees.

In addition, accrued pension and severance costs also include a provision for lump-sum retirement allowances for directors and corporate auditors determined by reference to their current rates of emolument and length of service prescribed by internal codes.

(j) Leases

Where finance leases do not transfer ownership of the leased property to the lessee over the term of the lease, the leased property is not capitalized and the related lease and rent expenses are charged to income as incurred.

(k) Income Taxes

The Company and its consolidated subsidiaries have adopted the asset-liability method to recognize the deferred taxes. Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be reversed.

(l) Per Share Data

Net income per share is based on the weighted average number of shares outstanding during the period. Cash dividends per share in the accompanying consolidated statements of income represent dividends declared as applicable to the period.

(m) Foreign Currency Translation

Investment securities traded in foreign currency are adjusted to the amount calculated based on exchange rates prevailing on the balance sheet dates. Unrealized translation difference on investment securities, net of tax is recognized as a separate component of shareholders' equity.

(6) U.S. Dollar Amounts

The Company and its consolidated subsidiaries maintain their books of account in yen. The U.S. dollar amounts included in the accompanying consolidated financial statements and the notes thereto represent the arithmetic results of translating yen into U.S. dollars at ¥122.60 = U.S.$1.00, the approximate rate of exchange prevailing on the last business day of September, 2002. The U.S. dollar amounts are included solely for the convenience of the readers and the translation is not intended to imply that the assets and liabilities which originated in yen have been or could readily be converted, realized or settled in U.S. dollars at the above or any other rate.

(7) Investment Securities

Investment securities at September 30, 2001 and 2002 and at March 31, 2002 are summarized as follows:

(Millions of yen and thousands of U.S. dollars)		At September 30, 2001		At March 30, 2002		At September 30, 2002		*2002*
Cost	¥	733	¥	561	¥	547	$	*4,462*
Net unrealized gain		51		22		47		*383*
Fair value		784		583		594		*4,845*
Carrying value	¥	784	¥	583	¥	594	$	*4,845*

(8) Leases

Lease payments on finance leases, except for lease agreements which stipulate the transfer of ownership of the leased property to the Company and its consolidated subsidiaries, for the six months ended September 30, 2001 and 2002 and the year ended March 31, 2002, and future minimum lease payments subsequent to September 30, 2001 and 2002 and March 31, 2002 are summarized as follows:

	Six months ended September 30						Year ended March 31	
(Millions of yen and thousands of U.S. dollars)		2001		2002		*2002*		**2002**
Lease expenses	¥	686	¥	419	$	*3,418*	¥	1,236
Components of lease expenses:								
Interest		27		16		*131*		48
Depreciation		667		395		*3,222*		1,166

	At September 30						**At March 31**	
(Millions of yen and thousands of U.S. dollars)		2001		2002		*2002*		**2002**
Future minimum lease payments:								
Within one year	¥	964	¥	585	$	*4,772*	¥	714
Thereafter		1,050		531		*4,331*		703
Total	¥	2,014	¥	1,116	$	*9,103*	¥	1,417

Acquisition cost, accumulated depreciation and net carrying amount of property held under finance leases which were not capitalized as assets outstanding at September 30, 2001 and 2002 and March 31, 2002 are as follows:

	At September 30						**At March 31**	
(Millions of yen and thousands of U.S. dollars)		2001		2002		*2002*		**2002**
Acquisition cost of leased property	¥	5,379	¥	3,652	$	*29,788*	¥	4,072
Accumulated depreciation		3,456		2,566		*20,930*		2,697
Net carrying amount	¥	1,923	¥	1,086	$	*8,858*	¥	1,375

(9) Segment Information

The business segment information for the Company and its consolidated subsidiaries for the six months ended September 30, 2001 and 2002 and the year ended March 31, 2002 is outlined as follows:

(Millions of yen)	Six months ended September 30, 2001 Information Technology Services	Technical Support Services	Total	Eliminations	Consolidated
Sales and operating income					
Sales to external customers	¥ 75,061	¥ 26,593	¥ 101,654	¥ —	¥ 101,654
Intersegment sales and transfers	57	433	490	(490)	—
Total sales	75,118	27,026	102,144	(490)	101,654
Operating costs and expenses	73,989	23,760	97,749	(485)	97,264
Operating income	¥ 1,129	¥ 3,266	¥ 4,395	¥ (5)	¥ 4,390

(Millions of yen)	Six months ended September 30, 2002 Information Technology Services	Technical Support Services	Total	Eliminations	Consolidated
Sales and operating income					
Sales to external customers	**¥ 70,998**	**¥ 28,142**	**¥ 99,140**	**¥ —**	**¥ 99,140**
Intersegment sales and transfers	**306**	**367**	**673**	**(673)**	**—**
Total sales	**71,304**	**28,509**	**99,813**	**(673)**	**99,140**
Operating costs and expenses	**70,586**	**24,564**	**95,150**	**(656)**	**94,494**
Operating income	**¥ 718**	**¥ 3,945**	**¥ 4,663**	**¥ (17)**	**¥ 4,646**

(Thousands of U.S. dollars)	*Six months ended September 30, 2002* *Information Technology Services*	*Technical Support Services*	*Total*	*Eliminations*	*Consolidated*
Sales and operating income					
Sales to external customers	***$ 579,103***	***$ 229,543***	***$ 808,646***	***$ —***	***$ 808,646***
Intersegment sales and transfers	***2,496***	***2,993***	***5,489***	***(5,489)***	***—***
Total sales	***581,599***	***232,536***	***814,135***	***(5,489)***	***808,646***
Operating costs and expenses	***575,742***	***200,359***	***776,101***	***(5,351)***	***770,750***
Operating income	***$ 5,857***	***$ 32,177***	***$ 38,034***	***$ (138)***	***$ 37,896***

(Millions of yen)	Year ended March 31, 2002 Information Technology Services	Technical Support Services	Total	Eliminations	Consolidated
Sales and operating income					
Sales to external customers	¥ 167,681	¥ 53,847	¥ 221,528	¥ —	¥ 221,528
Intersegment sales and transfers	122	734	856	(856)	—
Total sales	167,803	54,581	222,384	(856)	221,528
Operating costs and expenses	163,357	47,913	211,270	(857)	210,413
Operating income	¥ 4,446	¥ 6,668	¥ 11,114	¥ 1	¥ 11,115

Basis of Segmentation:

(1) Business segments are divided into categories based on the structure adopted for internal management purposes.

(2) Major services in each business segment:

Information Technology Services:	Systems planning, systems implementation, systems operation, sales of systems equipment and related goods, sales of products developed internally, outlets serving retail customers, provision of human resources including temporary workers, software development.
Technical Support Services:	Installation and maintenance of hardware, maintenance of software equipment, etc., and maintenance services of related software.

(10) Additional information

The Company and its consolidated subsidiaries adopted a new accounting standard regarding treasury stock and legal reserve as of April 1, 2002. The adoption of this standard did not have any impact on the results of operations for the six months ended September 30, 2002.

October 29, 2002

Digest of Interim Non-Consolidated Results for the Fiscal Year Ending March 31, 2003

(Unaudited)

Name of Listed Company:	Fsas (Fujitsu Support and Service Inc.)
Code Number	4706
Listed Exchange (Section):	Tokyo Stock Exchange (First Section)
Head Office:	Tokyo
Representative:	Tatsuhiko Ohtaki, President
For Inquiries Please Contact:	Kazuyuki Nishikawa, Member of the Board, and General Manager of Corporate Planning Office Tel: (03) 5471-4700
Date of Board of Directors' Meeting For Approval of Interim Non-Consolidated Results:	October 29, 2002
Applicability of Interim-Dividend System:	Yes
Interim Dividend Payment Effective Date:	December 2, 2002

1. September 2002 Interim Results
(For the period from April 1, 2002 through September 30, 2002)

(1) Results of Operations

(Millions of yen and thousands of U.S. dollars)	Six months ended September 30 2001	Six months ended September 30 2002	Change	Six months ended September 30 2002	Year ended March 31 2002
Net sales	¥ 96,135	¥ **91,909**	(4.4) %	$ ***749,666***	¥ 209,557
Operating income	3,962	**3,687**	(6.9)	***30,073***	9,895
Income before income taxes	3,029	**2,726**	(10.0)	***22,235***	7,802
Net income	1,651	**1,513**	(8.3)	***12,341***	4,296

(2) Per Share Data

(Yen and U.S. dollars)	Six months ended September 30 2001	Six months ended September 30 2002	Change	Six months ended September 30 2002	Year ended March 31 2002
Net income per share	¥ 28.95	¥ **26.54**	(8.3) %	$ ***0.22***	¥ 75.34
Cash dividend per share:					
(First half of fiscal years)	5.00	**5.00**	-	***0.04***	-
(Annual)	-	-	-	-	15.00
Shareholders' equity per share	738.40	**795.05**	7.7	***6.48***	779.49

(Note) 1. Weighted average shares issued and outstanding for:

Six months ended September 30, 2002 ········· 57,019,802 shares

Six months ended September 30, 2001 ········· 57,019,925 shares

Year ended March 31, 2002························ 57,019,925 shares

2. Annual dividend for the year ended March 31, 2002 includes commemorative dividend of ¥5

(3) Financial Position

(Millions of yen and thousands of U.S. dollars)	At September 30 2001	At March 31 2002	At September 30 2002	At September 30 *2002*
Total assets	¥ 95,284	¥ 108,380	**¥ 97,936**	***$ 798,825***
Total shareholders' equity	42,103	44,446	**45,334**	***369,771***
Shareholders' equity ratio	44.2	41.0	**46.3**	

(Note) Issued and outstanding shares as of:

September 30, 2002 ……… 57,019,792 shares

September 30, 2001 ……… 57,019,951 shares

March 31, 2002 ……………………… 57,019,832 shares

2. Business Forecast for March 2003 Term
(For the period from April 1, 2002 through March 31, 2003)

(Millions of yen and thousands of U.S. dollars)	Year ended March 31 2003	*2003*
Net sales	**¥ 211,000**	***$ 1,721,044***
Net income	**4,600**	***37,520***

Dividend per share (Yen and U.S. dollars)	Year ended March 31 2003	*2003*
(Annual)	**¥ 10.00**	***$ 0.08***
(Second half of the fiscal year)	**5.00**	***0.04***

(Reference) Forecasted net income per share for March 2003 Term: ¥ 80.67 *(U.S.$ 0.66)*

Notes:

1.Fractions are rounded to the closest one million yen.

2.The U.S. dollar amounts included herein represent translations using the approximate exchange rate on September 30, 2002 of ¥122.60=US$1.00, solely for readers' convenience.

3. Interim Non-Consolidated Financial Statements

(1) Interim Non-Consolidated Statements of Income

(Millions of yen and thousands of U.S. dollars)	Six months ended September 30			Year ended March 31
	2001	**2002**	*2002*	2002
Net sales	¥ 96,135	¥ **91,909**	$ *749,666*	¥ 209,557
Operating costs and expenses:				
Cost of sales	75,432	**71,396**	*582,350*	166,214
Selling, general and administrative expenses	16,741	**16,826**	*137,243*	33,448
	92,173	**88,222**	*719,593*	199,662
Operating income	3,962	**3,687**	*30,073*	9,895
Other income (expenses):				
Interest and dividend income	64	**86**	*702*	130
Amortization of prior pension and severance costs	(794)	**(794)**	*(6,476)*	(1,588)
Revaluation loss on investment securities	(31)	**(29)**	*(237)*	(233)
Restructuring costs	(172)	**(252)**	*(2,055)*	(363)
Other, net	0	**28**	*228*	(39)
	(933)	**(961)**	*(7,838)*	(2,093)
Income before income taxes	3,029	**2,726**	*22,235*	7,802
Income taxes:				
Current	2,468	**1,174**	*9,576*	4,156
Deferred	(1,090)	**39**	*318*	(650)
Net income	¥ 1,651	¥ **1,513**	$ *12,341*	¥ 4,296

(2) Interim Non-Consolidated Balance Sheets

(Millions of yen and thousands of U.S. dollars)	At September 30 2001	At March 31 2002	At September 30 2002	At September 30 2002
Assets				
Current assets:				
Cash and cash equivalents	¥ 19,074	¥ 23,232	¥ **25,059**	$ ***204,396***
Marketable securities	-	499	**500**	***4,078***
Receivables:				
Notes	1,119	1,550	**1,021**	***8,328***
Accounts	51,067	62,483	**47,437**	***386,925***
Inventories	7,647	5,177	**7,971**	***65,017***
Deferred tax assets	1,696	1,484	**1,876**	***15,302***
Other current assets	545	399	**603**	***4,918***
Less: Allowance for doubtful accounts	(64)	(55)	**(35)**	***(285)***
Total current assets	81,084	94,769	**84,432**	***688,679***
Investments and long-term loans:				
Investments securities:				
Subsidiaries	747	787	**839**	***6,843***
Other	774	573	**569**	***4,641***
Other	433	212	**212**	***1,729***
Total investments and long-term loans	1,954	1,572	**1,620**	***13,213***
Property, plant and equipment:				
Land	1,359	1,359	**1,359**	***11,085***
Buildings and structures	1,621	1,651	**1,618**	***13,197***
Machinery and equipment	1,870	2,072	**2,376**	***19,380***
Construction in progress	-	-	**129**	***1,052***
Less: Accumulated depreciation	(1,978)	(2,047)	**(2,191)**	***(17,871)***
Property, plant and equipment, net	2,872	3,035	**3,291**	***26,843***
Other assets:				
Lease deposits	4,307	3,997	**3,843**	***31,346***
Intangible assets	2,724	2,653	**2,465**	***20,106***
Deferred tax assets	2,248	2,032	**1,590**	***12,969***
Other assets	95	322	**695**	***5,669***
Total other assets	9,374	9,004	**8,593**	***70,090***
Total assets	¥ 95,284	¥ 108,380	¥ **97,936**	$ ***798,825***
Liabilities and shareholders' equity				
Current liabilities:				
Accounts payable	¥ 36,269	¥ 47,547	¥ **37,529**	$ ***306,109***
Accrued expenses	5,647	5,650	**5,671**	***46,256***
Accrued income taxes	2,195	1,830	**1,308**	***10,669***
Other current liabilities	2,279	2,689	**2,143**	***17,480***
Total current liabilities	46,390	57,716	**46,651**	***380,514***
Long-term liabilities:				
Accrued pension and severance costs	6,512	5,957	**5,705**	***46,533***
Other long-term liabilities	279	261	**246**	***2,007***
Total long-term liabilities	6,791	6,218	**5,951**	***48,540***
Shareholders' equity:				
Common stock	9,402	9,402	**9,402**	***76,688***
Capital surplus	11,345	11,345	**11,345**	***92,537***
Retained earnings	21,327	23,688	**24,561**	***200,334***
Unrealized gain on investment securities, net of tax	29	12	**27**	***220***
Less: treasury stock	0	(1)	**(1)**	***(8)***
Total shareholders' equity	42,103	44,446	**45,334**	***369,771***
Total liabilities and shareholders' equity	¥ 95,284	¥ 108,380	¥ **97,936**	$ ***798,825***

4. Leases

Lease payments for finance leases, except for lease agreements which stipulate the transfer of ownership of the leased property to the Company, for the six months ended September 30, 2001 and 2002 and the year ended March 31, 2002, and future minimum lease payments subsequent to September 30, 2001 and 2002 and March 31, 2002 are summarized as follows:

(Millions of yen and thousands of U.S. dollars)		Six months ended September 30						Year ended March 31
		2001		2002		*2002*		**2002**
Lease expenses	¥	588	¥	340	$	*2,773*	¥	**1,065**
Components of lease expenses:								
Interest		24		13		*106*		**41**
Depreciation		575		319		*2,602*		**1,005**

(Millions of yen and thousands of U.S. dollars)		At September 30						**At March 31**
		2001		2002		*2002*		**2002**
Future minimum lease payments:								
Within one year	¥	827	¥	480	$	*3,915*	¥	**600**
Thereafter		892		363		*2,961*		**565**
Total	¥	1,719	¥	843	$	*6,876*	¥	**1,165**

Property held under the finance leases which were not capitalized as assets outstanding at September 30, 2001 and 2002 and March 31, 2002 are as follows:

(Millions of yen and thousands of U.S. dollars)		At September 30						**At March 31**
		2001		2002		*2002*		**2002**
Acquisition cost of leased property	¥	4,450	¥	2,894	$	*23,605*	¥	**3,163**
Accumulated depreciation		2,848		2,079		*16,958*		**2,034**
Net carrying amount	¥	1,602	¥	815	$	*6,647*	¥	**1,129**

5. Investment Securities

All equity securities on subsidiaries or affiliated companies have no quoted value as of September 30, 2001and 2002 and March 31, 2002.

6. Additional information

Due to the change of generally accepted accounting principle in Japan, the Company recognized treasury stock as a separate component of shareholders' equity as of September 30, 2002. Treasury stock which had been presented in the assets in the prior period have been reclassified to one in the shareholders' equity for readers' convenience.

This document includes statements that constitute forward-looking statements. These statements appear in a number of places in this document, and include statements regarding the intent, belief or current expectations of Fujitsu Support and Service Inc. (the "Company") with respect to its business, revenues and results of operations, and economic and other factors that may have an impact on the Company's performance. These statements also include the projections of the Company's financial performance for the fiscal year ending March 31, 2003 contained in this document.

Such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties. Actual results for the fiscal year ending March 31, 2003 and future fiscal years may differ materially from those in the forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to:

- the rate of acceptance of the Company's products and services;
- the Company's ability to continue to successfully introduce new products and services to the market;
- the level of competition in the markets in which the Company conducts its business;
- customer-driven price competition in the information technology services industry;
- the slowdown in information technology investments by Japanese companies in light of continuing weakness in the Japanese economy;
- customers' acceptance of the new services being offered by the Company; and
- deferrals and suspensions of purchases by the Company's customers resulting from their inability to obtain financing for their business on commercially reasonable terms, poor operating results, insolvency or bankruptcy, or stagnation in the Japanese economy generally.

<Supplementary Information>

Financial Highlights

October 29, 2002
Fujitsu Support and Service Inc.

Consolidated Result and Plan

[1st half of Fiscal Year]

(Billions of yen)

Operating income(right) / Net income(right) / Net sales(left)

	2000(Results)	2001(Results)	2002(Results)
Net sales	95.8	101.7	99.1
Operating income	4.3	4.4	4.6
Net income	1.7	1.9	2.0

(Billions of yen) (Millions of US dollars)

1st half of:	FY2000	Change	FY2001	Change	FY2002 First Plan	FY2002 Results	FY2002 Difference	FY2002 Change	FY2002 First Plan (US$)	FY2002 Results (US$)	FY2002 Difference (US$)
Technical consultation & Services	36.5	(1.1%)	40.0	9.5%	43.8	38.9	(4.9)	(2.7%)	357.3	317.0	(40.3)
General Products Distribution	31.5	38.6%	35.1	11.7%	37.4	32.4	(5.0)	(7.7%)	305.1	264.7	(40.4)
Information Technology Services	68.0	14.0%	75.1	10.5%	81.2	71.3	(9.9)	(5.1%)	662.3	581.6	(80.7)
Technical Support Services	28.1	(5.0%)	27.0	(3.6%)	25.9	28.5	2.6	5.5%	211.3	232.5	21.2
Net sales	95.8	7.5%	101.7	6.1%	106.9	99.1	(7.8)	(2.5%)	871.9	808.6	(63.3)
Operating income	4.3	(8.5%)	4.4	2.4%	4.9	4.6	(0.3)	5.8%	40.0	37.9	(2.1)
Net income	1.7	(27.9%)	1.9	9.7%	2.1	2.0	(0.1)	4.4%	17.1	16.1	(1.0)
Operating income to net sales	4.5%	(0.8pp)	4.3%	(0.2pp)	4.6%	4.7%	0.1pp	0.4pp	4.6%	4.7%	0.1pp

[2nd half of Fiscal Year]



(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
118.8
119.8
123.9
6.0
6.7
6.9
2.6
3.1
3.1
2000(Results)
2001(Results)
2002(Plan)

(Billions of yen) (Millions of US dollars)

2nd half of:	FY2000	Change	FY2001	Change	FY2002 First Plan	FY2002 Revised Plan	FY2002 Difference	FY2002 Change	FY2002 First Plan (US$)	FY2002 Revised Plan (US$)	FY2002 Difference (US$)
Technical consultation & Services	43.2	13.2%	46.4	7.8%	53.0	49.2	(3.8)	5.9%	432.3	401.6	(30.7)
General Products Distribution	47.6	45.4%	46.3	(3.1%)	52.4	50.2	(2.2)	8.6%	427.4	409.0	(18.4)
Information Technology Services	90.8	28.1%	82.7	2.1%	105.4	99.4	(6.0)	7.2%	859.7	810.7	(49.0)
Technical Support Services	28.3	(2.4%)	27.6	(3.3%)	25.0	24.8	(0.2)	(10.0%)	203.9	202.2	(1.7)
Net sales	118.8	18.7%	119.8	0.9%	130.1	123.9	(6.2)	3.3%	1,061.2	1,010.3	(50.9)
Operating income	6.0	24.4%	6.7	12.7%	7.6	6.9	(0.7)	1.8%	62.0	55.9	(6.1)
Net income	2.6	19.5%	3.1	18.6%	3.7	3.1	(0.6)	2.2%	30.2	25.5	(4.7)
Operating income to net sales	5.1%	0.3pp	5.6%	0.5pp	5.8%	5.5%	(0.3pp)	(0.1pp)	5.8%	5.5%	(0.3pp)

[Fiscal Year]

(Billions of yen)

Operating income(right) / Net income(right) / Net sales(left)

	2000(Results)	2001(Results)	2002(Plan)
Net sales	214.6	221.5	223.0
Operating income	10.3	11.1	11.5
Net income	4.3	5.0	5.1

(Billions of yen) (Millions of US dollars)

Fiscal year of:	2000	Change	2001	Change	2002 First Plan	2002 Revised Plan	2002 Difference	2002 Change	2002 First Plan (US$)	2002 Revised Plan (US$)	2002 Difference (US$)
Technical consultation & Services	79.7	6.2%	86.4	8.6%	96.8	88.1	(8.7)	1.9%	789.5	718.5	(71.0)
General Products Distribution	79.1	42.6%	81.4	2.8%	89.8	82.6	(7.2)	1.5%	732.5	673.7	(58.8)
Information Technology Services	158.8	21.7%	167.8	5.7%	186.6	170.7	(15.9)	1.7%	1,522.0	1,392.3	(129.7)
Technical Support Services	56.6	(3.8%)	54.6	(3.5%)	50.9	53.3	2.4	(2.3%)	415.2	434.7	19.5
Net sales	214.6	13.5%	221.5	3.2%	237.0	223.0	(14.0)	0.7%	1,933.1	1,818.9	(114.2)
Operating income	10.3	8.2%	11.1	8.0%	12.5	11.5	(1.0)	3.5%	102.0	93.8	(8.2)
Net income	4.3	(5.4%)	5.0	15.0%	5.8	5.1	(0.7)	3.0%	47.3	41.6	(5.7)
Operating income to net sales	4.8%	(0.2pp)	5.0%	0.2pp	5.3%	5.2%	(0.1pp)	0.2pp	5.3%	5.2%	(0.1pp)
ROE	10.6%	—	11.1%	—	11.8%	10.4%	(1.4pp)	—	11.8%	10.4%	(1.4pp)

Note1) The average of initial and final shareholders equity values is used for computing ROE.
Note2) The total of segment sales does not equal the corporate total due to the omission of inter-segment sales eliminations presentation.
Note3) The word "pp" stated above represents "percentage points"

Non-Consolidated Results and Plan

[1st half of Fiscal Year]


(Billions of yen)
90.0
96.1
91.9
3.8
1.5
4.0
1.7
3.7
1.5
2000(Results)
2001(Results)
2002(Results)

(Billions of yen) (Millions of US dollars)

1st half of:	FY2000	Change	FY2001	Change	FY2002 First Plan	FY2002 Results	FY2002 Difference	FY2002 Change	FY2002 (US$) First Plan	FY2002 (US$) Results	FY2002 (US$) Change
Technical consultation & Services	35.9	(2.1%)	38.6	9.3%	42.4	37.4	(5.0)	(3.2%)	345.8	304.8	(41.0)
<component ratio>	(39.2%)		(40.1%)		(42.1%)	(40.7%)					
General Products Distribution	31.5	38.6%	35.1	11.7%	37.4	32.4	(5.0)	(7.7%)	305.1	264.7	(40.4)
<component ratio>	(35.0%)		(36.6%)		(37.1%)	(35.3%)					
Information Technology Services	66.9	13.6%	73.7	10.5%	79.8	69.8	(10.0)	(5.3%)	650.9	569.5	(81.4)
<component ratio>	(74.2%)		(76.7%)		(79.2%)	(76.0%)					
Technical Support Services	23.2	(8.5%)	22.4	(3.5%)	20.9	22.1	1.2	(1.3%)	170.5	180.2	9.7
<component ratio>	(25.8%)		(23.3%)		(20.8%)	(24.0%)					
Net sales	90.0	7.0%	96.1	6.9%	100.7	91.9	(8.8)	(4.4%)	821.4	749.7	(71.7)
<component ratio>	(100.0%)		(100.0%)		(100.0%)	(100.0%)					
Operating income	3.8	(9.6%)	4.0	3.9%	4.5	3.7	(0.8)	(6.9%)	36.7	30.1	(6.6)
Net income	1.5	(29.9%)	1.7	9.4%	1.9	1.5	(0.4)	(9.3%)	15.5	12.3	(3.2)
Operating income to net sales	4.2%	(0.8pp)	4.1%	(0.1pp)	4.5%	4.0%	(0.5pp)	(0.1pp)	4.5%	4.0%	(0.5pp)

[2nd half of Fiscal Year]

(Billions of yen)
112.5
113.5
119.1
5.4
2.3
5.9
2.6
6.8
3.1
2000(Results)
2001(Results)
2002(Plan)

(Billions of yen) (Millions of US dollars)

2nd half of:	FY2000	Change	FY2001	Change	FY2002 First Plan	FY2002 Revised Plan	FY2002 Difference	FY2002 Change	FY2002 (US$) First Plan	FY2002 (US$) Revised Plan	FY2002 (US$) Change
Technical consultation & Services	41.8	12.9%	45.1	8.1%	51.4	48.0	(3.4)	6.4%	419.3	391.9	(27.5)
<component ratio>	(37.1%)		(39.8%)		(41.3%)	(40.3%)					
General Products Distribution	47.8	45.4%	46.3	(3.1%)	52.4	50.2	(2.2)	8.6%	427.4	409.0	(18.4)
<component ratio>	(42.4%)		(40.7%)		(42.2%)	(42.1%)					
Information Technology Services	89.4	28.2%	91.4	2.2%	103.8	98.2	(5.6)	7.5%	846.7	800.8	(45.9)
<component ratio>	(79.5%)		(80.5%)		(83.5%)	(82.4%)					
Technical Support Services	23.1	(5.1%)	22.1	(4.5%)	20.5	20.9	0.4	(5.3%)	167.2	170.5	3.3
<component ratio>	(20.5%)		(19.5%)		(16.5%)	(17.6%)					
Net sales	112.5	19.8%	113.5	0.9%	124.3	119.1	(5.2)	5.0%	1,013.8	971.3	(42.5)
<component ratio>	(100.0%)		(100.0%)		(100.0%)	(100.0%)					
Operating income	5.4	29.7%	5.9	10.2%	7.1	6.8	(0.3)	14.8%	57.9	55.5	(2.4)
Net income	2.3	20.9%	2.6	16.1%	3.5	3.1	(0.4)	16.7%	28.5	25.2	(3.3)
Operating income to net sales	4.8%	0.4pp	5.2%	0.4pp	5.7%	5.7%	0.0pp	0.5pp	5.7%	5.7%	0.0pp

[Fiscal Year]

(Billions of yen)
202.5
209.6
211.0
9.2
3.8
9.9
4.3
10.5
4.6
2000(Results)
2001(Results)
2002(Plan)

(Billions of yen) (Millions of US dollars)

Fiscal year of	2000	Change	2001	Change	2002 First Plan	2002 Revised Plan	2002 Difference	2002 Change	2002 (US$) First Plan	2002 (US$) Revised Plan	2002 (US$) Change
Technical consultation & Services	77.1	5.5%	83.7	8.7%	93.8	85.4	(8.4)	2.0%	765.1	696.6	(68.5)
<component ratio>	(38.0%)		(40.0%)		(41.7%)	(40.5%)					
General Products Distribution	79.1	42.6%	81.4	2.8%	89.8	82.6	(7.2)	1.5%	732.5	673.7	(58.8)
<component ratio>	(39.1%)		(38.8%)		(39.9%)	(39.1%)					
Information Technology Services	156.2	21.5%	165.1	5.7%	183.6	168.0	(15.6)	1.8%	1,497.6	1,370.3	(127.3)
<component ratio>	(77.1%)		(78.8%)		(81.6%)	(79.6%)					
Technical Support Services	46.3	(6.8%)	44.5	(4.0%)	41.4	43.0	1.6	(3.3%)	337.7	350.7	13.0
<component ratio>	(22.9%)		(21.2%)		(18.4%)	(20.4%)					
Net sales	202.5	13.6%	209.6	3.5%	225.0	211.0	(14.0)	0.7%	1,835.2	1,721.0	(114.2)
<component ratio>	(100.0%)		(100.0%)		(100.0%)	(100.0%)					
Operating income	9.2	9.9%	9.9	7.6%	11.6	10.5	(1.1)	6.1%	94.6	85.6	(9.0)
Net income	3.8	(6.2%)	4.3	13.4%	5.4	4.6	(0.8)	7.1%	44.0	37.5	(6.5)
Operating income to net sales	4.5%	(0.2pp)	4.7%	0.2pp	5.2%	5.0%	(0.2pp)	0.3pp	5.2%	5.0%	(0.2pp)
ROE	9.7%	—	10.1%	—	11.6%	9.9%	(1.7pp)	—	11.6%	9.9%	(1.7pp)

Note1) The average of initial and final shareholders equity values is used for computing ROE.
Note2) The word "pp" stated above represents "percentage points"

Supplementary information

<Consolidated Results>

1. Sales Order

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30						
	2000 (Results)	Change %	2001 (Results)	Change %	**2002 (Results)**	**Change %**	***2002 (Results)***
Total Order Volume	¥ 99,187	6.9%	¥ 101,353	2.2%	**¥ 107,438**	**6.0%**	***$ 876,329***
Information Technology Services	71,665	14.8%	72,960	1.8%	**78,641**	**7.8%**	***641,444***
Technical Support Services	27,765	(8.9%)	28,894	4.1%	**29,414**	**1.8%**	***239,918***
Eliminations	(243)	-	(501)	-	**(617)**	-	***(5,033)***
Orders in Hand	¥ 41,791	27.6%	¥ 40,937	(2.0%)	**¥ 47,405**	**15.8%**	***$ 386,664***

(Millions of yen and thousands of U.S. dollars)

	Year ended March 31						
	2001 (Results)	yoy %	2002 (Results)	yoy %	**2003 (Forecast)**	**yoy %**	***2003 (Forecast)***
Total Order Volume	¥ 217,412	9.5%	¥ 219,397	0.9%	**¥ 226,000**	**3.0%**	***$ 1,843,393***
Information Technology Services	162,691	16.8%	166,413	2.3%	**174,500**	**4.9%**	***1,423,328***
Technical Support Services	55,536	(6.5%)	53,820	(3.1%)	**52,500**	**(2.5%)**	***428,222***
Eliminations	(815)	-	(836)	-	**(1,000)**	-	***(8,157)***
Orders in Hand	¥ 41,238	7.3%	¥ 39,107	(5.2%)	**¥ 42,107**	**7.7%**	***$ 343,450***

2. Net Sales

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30						
	2000 (Results)	Change %	2001 (Results)	Change %	**2002 (Results)**	**Change %**	***2002 (Results)***
Net Sales	¥ 95,819	7.5%	¥ 101,654	6.1%	**¥ 99,140**	**(2.5%)**	***$ 808,646***
Information Technology Services	67,968	14.0%	75,118	10.5%	**71,304**	**(5.1%)**	***581,599***
Technical consultation & Services	36,498	(1.1%)	39,951	9.5%	**38,857**	**(2.7%)**	***316,942***
General Products Distribution	31,470	38.6%	35,167	11.7%	**32,452**	**(7.7%)**	***264,698***
Eliminations	-	-	-	-	**(5)**	-	***(41)***
Technical Support Services	28,087	(5.0%)	27,026	(3.8%)	**28,509**	**5.5%**	***232,536***
Eliminations	(236)	-	(490)	-	**(673)**	-	***(5,489)***

(Millions of yen and thousands of U.S. dollars)

	Year ended March 31						
	2001 (Results)	yoy %	2002 (Results)	yoy %	**2003 (Forecast)**	**yoy %**	***2003 (Forecast)***
Net Sales	¥ 214,597	13.5%	¥ 221,528	3.2%	**¥ 223,000**	**0.7%**	***$ 1,818,923***
Information Technology Services	158,754	21.7%	167,803	5.7%	**170,700**	**1.7%**	***1,392,333***
Technical consultation & Services	79,627	6.2%	86,449	8.6%	**88,105**	**1.9%**	***718,638***
General Products Distribution	79,127	42.6%	81,354	2.8%	**82,600**	**1.5%**	***673,736***
Eliminations	-	-	-	-	**(5)**	-	***(41)***
Technical Support Services	56,574	(3.8%)	54,581	(3.5%)	**53,300**	**(2.3%)**	***434,747***
Eliminations	(731)	-	(856)	-	**(1,000)**	-	***(8,157)***

3. Statements of Income

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30						
	2000 (Results)	Change %	2001 (Results)	Change %	**2002 (Results)**	**Change %**	***2002 (Results)***
Net sales	¥ 95,819	7.5%	¥ 101,654	6.1%	**¥ 99,140**	**(2.5%)**	***$ 808,646***
Gross profit	19,775	5.9%	21,831	10.4%	**22,327**	**2.3%**	***182,113***
<Gross margin>	20.6%	(0.4)	21.5%	0.9	**22.5%**	**1.0**	
Operating income	4,289	(8.5%)	4,390	2.4%	**4,646**	**5.8%**	***37,896***
<Operating income to net sales>	4.5%	(0.8)	4.3%	(0.2)	**4.7%**	**0.4**	
Net income	1,720	(27.9%)	1,887	9.7%	**1,970**	**4.4%**	***16,069***
<Return on sales>	1.8%	(0.9)	1.9%	0.1	**2.0%**	**0.1**	

(Millions of yen and thousands of U.S. dollars)

	Year ended March 31						
	2001 (Results)	yoy %	2002 (Results)	yoy %	**2003 (Forecast)**	**yoy %**	***2003 (Forecast)***
Net sales	¥ 214,597	13.5%	¥ 221,528	3.2%	**¥ 223,000**	**0.7%**	***$ 1,818,923***
Gross profit	43,210	11.6%	45,957	6.4%	-	-	-
<Gross margin>	20.1%	(0.4)	20.7%	0.6			
Operating income	10,289	8.2%	11,115	8.0%	**11,500**	**3.5%**	***93,801***
<Operating income to net sales>	4.8%	(0.2)	5.0%	0.2	**5.2%**	**0.2**	
Net income	4,303	(5.4%)	4,950	15.0%	**5,100**	**3.0%**	***41,599***
<Return on sales>	2.0%	(0.4)	2.2%	0.2	**2.3%**	**0.1**	

4. Segment Information

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30						
	2000 (Results)	Change %	2001 (Results)	Change %	**2002 (Results)**	**Change %**	***2002 (Results)***
Net Sales	¥ 95,819	7.5%	¥ 101,654	6.1%	**¥ 99,140**	**(2.5%)**	***$ 808,646***
Information Technology Services	67,968	14.0%	75,118	10.5%	**71,304**	**(5.1%)**	***581,599***
Technical Support Services	28,087	(5.0%)	27,026	(3.8%)	**28,509**	**5.5%**	***232,536***
Eliminations	(236)	-	(490)	-	**(673)**	-	***(5,489)***
Operating Cost and Expenses	91,530	8.4%	97,264	6.3%	**94,494**	**(2.8%)**	***770,750***
Information Technology Services	67,048	17.1%	73,989	10.4%	**70,586**	**(4.6%)**	***575,742***
Technical Support Services	24,718	(9.3%)	23,760	(3.9%)	**24,564**	**3.4%**	***200,359***
Eliminations	(236)	-	(485)	-	**(656)**	-	***(5,351)***
Operating Income	4,289	(8.5%)	4,390	2.4%	**4,646**	**5.8%**	***37,896***
<Operating income to net sales>	4.5%	(0.8)	4.3%	(0.2)	**4.7%**	**0.4**	
Information Technology Services	920	(61.1%)	1,129	22.7%	**718**	**(36.4%)**	***5,857***
<Operating income to net sales>	1.4%	(2.6)	1.5%	0.1	**1.0%**	**(0.5)**	
Technical Support Services	3,369	44.7%	3,266	(3.1%)	**3,945**	**20.8%**	***32,177***
<Operating income to net sales>	12.0%	4.1	12.1%	0.1	**13.8%**	**1.7**	
Eliminations	-	-	(5)	-	**(17)**	-	***(138)***

(Millions of yen and thousands of U.S. dollars)

	Year ended March 31						
	2001 (Results)	yoy %	2002 (Results)	yoy %	**2003 (Forecast)**	**yoy %**	***2003 (Forecast)***
Net Sales	¥ 214,597	13.5%	¥ 221,528	3.2%	**¥ 223,000**	**0.7%**	***$ 1,818,923***
Information Technology Services	158,754	21.7%	167,803	5.7%	**170,700**	**1.7%**	***1,392,333***
Technical Support Services	56,574	(3.8%)	54,581	(3.5%)	**53,300**	**(2.3%)**	***434,747***
Eliminations	(731)	-	(856)	-	**(1,000)**	-	***(8,157)***
Operating Cost and Expenses	204,308	13.7%	210,413	3.0%	**211,500**	**0.5%**	**1,725,122**
Information Technology Services	155,002	22.7%	163,357	5.4%	**165,500**	**1.3%**	**1,349,919**
Technical Support Services	50,035	(6.4%)	47,913	(4.2%)	**46,950**	**(2.0%)**	***382,952***
Eliminations	(729)	-	(857)	-	**(950)**	-	**(7,749)**
Operating Income	10,289	8.2%	11,115	8.0%	**11,500**	**3.5%**	***93,801***
<Operating income to net sales>	4.8%	(0.2)	5.0%	0.2	**5.2%**	**0.2**	
Information Technology Services	3,752	(9.8%)	4,446	18.5%	**5,200**	**16.9%**	***42,414***
<Operating income to net sales>	2.4%	(0.8)	2.6%	0.2	**3.0%**	**0.4**	
Technical Support Services	6,539	22.2%	6,668	2.0%	**6,350**	**(4.8%)**	***51,795***
<Operating income to net sales>	11.6%	2.5	12.2%	0.6	**11.9%**	**(0.3)**	
Eliminations	(2)	-	1	-	**(50)**	-	***(408)***

5. Digest of Cash Flows

(Millions of yen) *(Thousands of US dollars)*

	Six months ended September 30,			Year ended March 31,	*Six months ended September 30,*
	2001 (Result)	**2002 (Result)**	**2002 Change**	2002	***2002 (Result)***
Net cash flows	¥ 5,173	**¥ 2,541**	**¥ (2,632)**	¥ 9,825	***$ 20,726***
Free cash flows	5,456	**3,135**	**(2,321)**	10,390	***25,571***
Cash flows from operating activities	5,601	**4,099**	**(1,502)**	11,323	***33,434***
Cash flows from investing activities	(145)	**(964)**	**(819)**	(933)	***(7,863)***
Cash flows from financing activities	(283)	**(594)**	**(311)**	(565)	***(4,845)***
Cash and cash equivalents at beginning of each period	¥ 14,861	**¥ 24,686**	**¥ 9,825**	¥ 14,861	***$ 201,354***
Cash and cash equivalents at end of each period	¥ 20,034	**¥ 27,227**	**¥ 7,193**	¥ 24,686	***$ 222,080***

6.Investment

(Capital Expenditures)

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30						
	2000 (Results)	Change (%)	2001 (Results)	Change (%)	**2002 (Results)**	**Change (%)**	***2002 (Results)***
Capital Expenditures	¥ 1,319	12.1%	¥ 809	(38.7%)	**¥ 1,040**	**28.5%**	***$ 8,483***
Property Plant and Equipment	209	(36.9%)	162	(22.5%)	**544**	**235.1%**	***4,437***
(Depreciation Expense)	249	(9.1%)	240	(3.6%)	**261**	**8.7%**	***2,129***
(Accumulated Depreciation/Acquisition Cost)	51.7%	-	60.5%	-	**60.1%**	**-**	
Software	440	25.0%	426	(3.2%)	**332**	**(22.1%)**	***2,708***
(Amortization Expenses)	431	5.9%	581	34.6%	**447**	**(22.9%)**	***3,646***
Lease Assets	670	35.6%	221	(67.0%)	**164**	**(25.8%)**	***1,338***
(Lease Payments)	1,018	(9.7%)	812	(20.3%)	**456**	**(43.8%)**	***3,719***
Total Depreciation and Amortization	680	(0.1%)	821	20.6%	**708**	**(13.7%)**	***5,775***

(Millions of yen and thousands of U.S. dollars)

	Year ended March 31						
	2001 (Results)	yoy (%)	2002 (Results)	yoy (%)	**2003 (Forecast)**	**yoy (%)**	***2003 (Forecast)***
Capital Expenditures	¥ 2,068	(19.8%)	¥ 2,196	6.2%	**¥ 2,300**	**5.6%**	***$ 18,761***
Property Plant and Equipment	394	(26.5%)	608	54.3%	**1,200**	**98.2%**	***9,788***
(Depreciation Expense)	520	(8.8%)	511	(1.7%)	**600**	**26.2%**	***4,894***
(Accumulated Depreciation/Acquisition Cost)	57.7%	-	60.0%	-			
Software	815	(30.9%)	672	(17.5%)	**700**	**4.6%**	***5,710***
(Amortization Expenses)	905	5.1%	925	2.2%	**850**	**(8.2%)**	***6,933***
Lease Assets	859	(0.6%)	916	6.6%	**400**	**(55.2%)**	***3,263***
(Lease Payments)	1,859	(19.9%)	1,476	(20.6%)	**850**	**(42.8%)**	***6,933***
Total Depreciation and Amortization	1,425	(0.4%)	1,436	0.8%	**1,450**	**4.0%**	**11,827**

(Notes) 1.Software stated above exclude software for sale.
2.The amounts of lease assets and lease payments stated above differ from those in notes of financial statements in that lease contract amounts of ¥3 million or less is included in this statement.
3. Main components of Capital Expenditures are as follows:

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30						
	2000 (Results)	Change (%)	2001 (Results)	Change (%)	**2002 (Results)**	**Change (%)**	***2002 (Results)***
Information Infrastructure	¥ 867	24.0%	¥ 286	(67.0%)	**¥ 548**	**91.2%**	***$ 4,470***
Outsourcing Business	201	-	123	(38.8%)	**151**	**22.7%**	***1,232***

(Millions of yen and thousands of U.S. dollars)

	Year ended March 31						
	2001 (Results)	yoy (%)	2002 (Results)	yoy (%)	**2003 (Forecast)**	**yoy (%)**	***2003 (Forecast)***
Information Infrastructure	¥ 1,324	(5.0%)	¥ 1,233	(6.9%)	**¥ 1,000**	**(17.9%)**	***$ 8,157***
Outsourcing Business	285	738.2%	218	(23.8%)	**400**	**84.5%**	***3,263***

(Research & Development Cost)

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30						
	2000 (Results)	Change (%)	2001 (Results)	Change (%)	**2002 (Results)**	**Change (%)**	***2002 (Results)***
Research & Development Cost	¥ 245	28.9%	¥ 198	(19.4%)	**¥ 215**	**8.5%**	***$ 1,754***
R&D Cost / Net Sales	0.3%	-	0.2%	-	**0.2%**	-	

(Millions of yen and thousands of U.S. dollars)

	Year ended March 31						
	2001 (Results)	yoy (%)	2002 (Results)	yoy (%)	**2003 (Forecast)**	**yoy (%)**	***2003 (Forecast)***
Research & Development Cost	¥ 497	7.8%	¥ 405	(18.6%)	**¥ 500**	**23.5%**	***$ 4,078***
R&D Cost / Net Sales	0.2%	-	0.2%	-	**0.2%**	-	

(Educational Expenses)

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30						
	2000 (Results)	Change (%)	2001 (Results)	Change (%)	**2002 (Results)**	**Change (%)**	***2002 (Results)***
Expenditures	¥ 1,004	-	¥ 1,021	1.6%	**¥ 1,104**	**8.1%**	***$ 9,004***
Educational Expenses	975	-	994	1.9%	**1,082**	**8.8%**	***8,825***
Expenditures for Educational Faculties	29	-	27	(9.4%)	**22**	**(18.8%)**	***179***

(Millions of yen and thousands of U.S. dollars)

	Year ended March 31						
	2001 (Results)	yoy (%)	2002 (Results)	yoy (%)	**2003 (Forecast)**	**yoy (%)**	***2003 (Forecast)***
Expenditures	¥ 1,903	2.4%	¥ 1,949	2.4%	**¥ 2,000**	**2.9%**	***$ 16,314***
Educational Expenses	1,859	5.8%	1,848	(0.6%)	**1,970**	**6.8%**	***16,069***
Expenditures for Educational Faculties	44	(56.9%)	101	129.5%	**30**	**(68.9%)**	***245***

7. Personnel

(Persons)

	September 30					
	2000 (Results)	Change	2001 (Results)	Change	**2002 (Results)**	**Change**
Number of Employee	5,083	86	5,152	69	**5,309**	**157**
Fresh Persons	194	17	163	(31)	**188**	**25**
New Employees with Career	79	17	69	(10)	**67**	**(2)**

(Persons)

	March 31					
	2001 (Results)	yoy	2002 (Results)	yoy	**2003 (Forecast)**	**yoy**
Number of Employee	5,037	137	5,126	89	**5,237**	**111**
Fresh Persons	194	17	163	(31)	**188**	**25**
New Employees with Career	133	22	106	(27)	**98**	**(8)**

<Non-Consolidated Results>

1. Sales Order

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30						
	2000 (Results)	Change	2001 (Results)	Change	**2002 (Results)**	**Change**	***2002 (Results)***
Total Order Volume	¥ 92,778	6.4%	¥ 94,683	2.1%	**¥ 100,643**	**6.3%**	***$ 820,905***
Information Technology Services	71,010	14.6%	72,410	2.0%	**77,406**	**6.9%**	***631,370***
Technical Support Services	21,768	(13.9%)	22,273	2.3%	**23,237**	**4.3%**	***189,535***
Orders in Hand	¥ 38,391	34.4%	¥ 36,966	(3.7%)	**¥ 44,926**	**21.5%**	***$ 366,444***

(Millions of yen and thousands of U.S. dollars)

	Year ended March 31						
	2001 (Results)	yoy	2002 (Results)	yoy	**2003 (Forecast)**	**yoy**	***2003 (Forecast)***
Total Order Volume	¥ 205,335	9.0%	¥ 207,331	1.0%	**¥ 215,000**	**3.7%**	***$ 1,753,670***
Information Technology Services	159,964	16.5%	164,348	2.7%	**172,500**	**5.0%**	***1,407,015***
Technical Support Services	45,371	(11.1%)	42,983	(5.3%)	**42,500**	**(1.1%)**	***346,655***
Orders in Hand	¥ 38,418	8.0%	¥ 36,192	(5.8%)	**¥ 40,192**	**11.1%**	***$ 327,830***

2. Net Sales

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30						
	2000 (Results)	Change	2001 (Results)	Change	**2002 (Results)**	**Change**	***2002 (Results)***
Net Sales	¥ 89,964	7.0%	¥ 96,135	6.9%	**¥ 91,909**	**(4.4%)**	***$ 749,666***
Information Technology Services	66,769	13.6%	73,749	10.5%	**69,815**	**(5.3%)**	***569,454***
Technical consultation & Services	35,299	(2.1%)	38,582	9.3%	**37,363**	**(3.2%)**	***304,756***
General Products Distribution	31,470	38.6%	35,167	11.7%	**32,452**	**(7.7%)**	***264,698***
Technical Support Services	23,195	(8.5%)	22,386	(3.5%)	**22,094**	**(1.3%)**	***180,212***

(Millions of yen and thousands of U.S. dollars)

	Year ended March 31						
	2001 (Results)	yoy	2002 (Results)	yoy	**2003 (Forecast)**	**yoy**	***2003 (Forecast)***
Net Sales	¥ 202,493	13.6%	¥ 209,557	3.5%	**¥ 211,000**	**0.7%**	***$ 1,721,044***
Information Technology Services	156,199	21.5%	165,104	5.7%	**168,000**	**1.8%**	***1,370,310***
Technical consultation & Services	77,072	5.5%	83,750	8.7%	**85,400**	**2.0%**	***696,574***
General Products Distribution	79,127	42.6%	81,354	2.8%	**82,600**	**1.5%**	***673,736***
Technical Support Services	46,294	(6.8%)	44,453	(4.0%)	**43,000**	**(3.3%)**	***350,734***

3. Statements of Income

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30						
	2000 (Results)	Change	2001 (Results)	Change	**2002 (Results)**	**Change**	***2002 (Results)***
Net sales	¥ 89,964	7.0%	¥ 96,135	6.9%	**¥ 91,909**	**(4.4%)**	***$ 749,666***
Gross profit	19,368	8.2%	20,703	6.9%	**20,513**	**(0.9%)**	***167,316***
<Gross margin>	21.5%	0.2	21.5%	0.0	**22.3%**	**0.8**	
Operating income	3,813	(9.6%)	3,962	3.9%	**3,687**	**(6.9%)**	***30,073***
<Operating income to net sales>	4.2%	(0.8)	4.1%	(0.1)	**4.0%**	**(0.1)**	
Net income	1,509	(29.9%)	1,651	9.4%	**1,513**	**(8.3%)**	***12,341***
<Return on sales>	1.7%	(0.9)	1.7%	0.0	**1.6%**	**(0.1)**	

(Millions of yen and thousands of U.S. dollars)

	Year ended March 31						
	2001 (Results)	yoy	2002 (Results)	yoy	**2003 (Forecast)**	**yoy**	***2003 (Forecast)***
Net sales	¥ 202,493	13.6%	¥ 209,557	3.5%	**¥ 211,000**	**0.7%**	***$ 1,721,044***
Gross profit	41,634	12.5%	43,343	4.1%	-	-	-
<Gross margin>	20.6%	(0.2)	20.7%	0.1			
Operating income	9,199	9.9%	9,895	7.6%	**10,500**	**6.1%**	***85,644***
<Operating income to net sales>	4.5%	(0.2)	4.7%	0.2	**5.0%**	**0.3**	
Net income	3,786	(6.2%)	4,296	13.4%	**4,600**	**7.1%**	***37,520***
<Return on sales>	1.9%	(0.4)	2.0%	0.1	**2.2%**	**0.2**	

4. Segment Information

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30						
	2000 (Results)	Change	2001 (Results)	Change	**2002 (Results)**	**Change**	***2002 (Results)***
Net Sales	¥ 89,964	7.0%	¥ 96,135	6.9%	**¥ 91,909**	**(4.4%)**	***$ 749,666***
Information Technology Services	66,769	13.6%	73,749	10.5%	**69,815**	**(5.3%)**	***569,454***
Technical Support Services	23,195	(8.5%)	22,386	(3.5%)	**22,094**	**(1.3%)**	***180,212***
Operating Cost and Expenses	86,151	7.8%	92,173	7.0%	**88,222**	**(4.3%)**	***719,593***
Information Technology Services	65,980	16.8%	72,601	10.0%	**69,139**	**(4.8%)**	***563,940***
Technical Support Services	20,171	(13.8%)	19,572	(3.0%)	**19,083**	**(2.5%)**	***155,653***
Operating Income	3,813	(9.6%)	3,962	3.9%	**3,687**	**(6.9%)**	***30,073***
<Operating income to net sales>	4.2%	(0.8)	4.1%	(0.1)	**4.0%**	**(0.1)**	
Information Technology Services	789	(65.5%)	1,148	45.4%	**676**	**(41.1%)**	***5,514***
<Operating income to net sales>	1.2%	(2.7)	1.6%	0.4	**1.0%**	**(0.6)**	
Technical Support Services	3,024	56.7%	2,814	6.9%	**3,011**	**7.0%**	***24,559***
<Operating income to net sales>	13.0%	5.4	12.6%	(0.4)	**13.6%**	**1.0**	

(Millions of yen and thousands of U.S. dollars)

	Year ended March 31						
	2001 (Results)	yoy	2002 (Results)	yoy	**2003 (Forecast)**	**yoy**	***2003 (Forecast)***
Net Sales	¥ 202,493	13.6%	¥ 209,557	3.5%	**¥ 211,000**	**0.7%**	***$ 1,721,044***
Information Technology Services	156,199	21.5%	165,104	5.7%	**168,000**	**1.8%**	***1,370,310***
Technical Support Services	46,294	(6.8%)	44,453	(4.0%)	**43,000**	**(3.3%)**	***350,734***
Operating Cost and Expenses	193,294	13.8%	199,662	3.3%	**200,500**	**0.4%**	**1,635,400**
Information Technology Services	152,727	22.6%	160,748	5.3%	**163,000**	**1.4%**	**1,329,527**
Technical Support Services	40,567	(10.4%)	38,914	(4.1%)	**37,500**	**(3.6%)**	***305,873***
Operating Income	9,199	9.9%	9,895	7.6%	**10,500**	**6.1%**	***85,644***
<Operating income to net sales>	4.5%	(0.2)	4.7%	0.2	**5.0%**	**0.3**	
Information Technology Services	3,472	(12.6%)	4,356	25.5%	**5,000**	**14.8%**	***40,783***
<Operating income to net sales>	2.2%	(0.9)	2.6%	0.4	**3.0%**	**0.4**	
Technical Support Services	5,727	30.1%	5,539	(3.3%)	**5,500**	**(0.7%)**	***44,861***
<Operating income to net sales>	12.4%	3.5	12.5%	0.1	**12.8%**	**0.3**	

5. Digest of Cash Flows

(Millions of yen) *(Thousands of US dollars)*

	Six months ended September 30,			Year ended March 31,	*Six months ended*
	2001	2002		2002	***2002***
	(Result)	**(Result)**	**Change**		***(Result)***
Net cash flows	¥ 5,374	**¥ 1,827**	**¥ (3,547)**	¥ 9,532	***$ 14,902***
Free cash flows	5,657	**2,393**	**(3,264)**	10,097	***19,519***
Cash flows from operating activities	5,668	**3,411**	**(2,257)**	11,054	***27,822***
Cash flows from investing activities	(11)	**(1,018)**	**(1,007)**	(957)	***(8,303)***
Cash flows from financing activities	(283)	**(566)**	**(283)**	(565)	***(4,617)***
Cash and cash equivalents at beginning of each period	¥ 13,700	**¥ 23,232**	**¥ 9,532**	¥ 13,700	***$ 189,494***
Cash and cash equivalents at end of each period	¥ 19,074	**¥ 25,059**	**¥ 5,985**	¥ 23,232	***$ 204,396***

6.Investment

(Capital Expenditures)

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30						
	2000 (Results)	Change	2001 (Results)	Change	**2002 (Results)**	**Change**	***2002 (Results)***
Capital Expenditures	¥ 1,103	12.2%	¥ 469	(57.5%)	**¥ 898**	**91.4%**	***$ 7,325***
Property Plant and Equipment	96	(56.4%)	106	10.0%	**502**	**375.4%**	***4,095***
(Depreciation Expense)	197	(14.8%)	186	(5.5%)	**218**	**17.5%**	***1,778***
(Accumulated Depreciation/Acquisition Cost)	50.6%	-	56.7%	–	**54.9%**	**-**	
Software	424	47.6%	260	(38.6%)	**332**	**27.5%**	***2,708***
(Amortization Expenses)	379	1.4%	420	10.8%	**414**	**(1.5%)**	***3,377***
Lease Assets	583	22.5%	103	(82.3%)	**64**	**(38.2%)**	***522***
(Lease Payments)	988	(5.6%)	686	(30.6%)	**368**	**(46.4%)**	***3,002***
Total Depreciation and Amortization	576	(4.8%)	606	5.2%	**632**	**4.4%**	**5,155**

(Millions of yen and thousands of U.S. dollars)

	Year ended March 31						
	2001 (Results)	yoy	2002 (Results)	yoy	**2003 (Forecast)**	**yoy**	***2003 (Forecast)***
Capital Expenditures	¥ 1,694	(24.0%)	¥ 1,324	(21.8%)	**¥ 1,900**	**43.5%**	***$ 15,498***
Property Plant and Equipment	236	(39.0%)	539	128.5%	**1,000**	**85.7%**	***8,157***
(Depreciation Expense)	408	(15.6%)	395	(3.1%)	**600**	**51.9%**	***4,894***
(Accumulated Depreciation/Acquisition Cost)	53.7%	-	55.0%	-			
Software	732	(30.1%)	627	(14.4%)	**700**	**11.7%**	***5,710***
(Amortization Expenses)	786	0.5%	844	7.4%	**780**	**(7.6%)**	***6,362***
Lease Assets	726	(8.7%)	158	(78.2%)	**200**	**26.2%**	***1,631***
(Lease Payments)	1.752	(18.9%)	1,226	(30.0%)	**600**	**(51.0%)**	***4,894***
Total Depreciation and Amortization	1,194	(5.6%)	1,239	3.8%	**1,380**	**11.4%**	**11,256**

(Notes) 1.Software stated above exclude software for sale.

2.The amounts of lease assets and lease payments stated above differ from those in notes of financial statements in that lease contract amounts of ¥3 million or less is included in this statement.

3. Main components of Capital Expenditures are as follows:

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30						
	2000 (Results)	Change	2001 (Results)	Change	**2002 (Results)**	**Change**	***2002 (Results)***
Information Infrastructure	¥ 738	21.8%	¥ 165	(77.6%)	**¥ 502**	**204.3%**	***$ 4,095***
Outsourcing Business	201	-	123	(38.8%)	**152**	**23.4%**	***1,240***

(Millions of yen and thousands of U.S. dollars)

	Year ended March 31						
	2001 (Results)	yoy	2002 (Results)	yoy	**2003 (Forecast)**	**yoy**	***2003 (Forecast)***
Information Infrastructure	¥ 1,016	(1.9%)	¥ 461	(54.7%)	**¥ 800**	**73.7%**	***$ 6,525***
Outsourcing Business	285	738.2%	217	(23.8%)	**400**	**84.5%**	***3,263***

(Research & Development Cost)

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30						
	2000 (Results)	Change	2001 (Results)	Change	**2002 (Results)**	**Change**	***2002 (Results)***
Research & Development Cost	¥ 245	28.9%	¥ 198	(19.4%)	¥ **215**	**8.5%**	***$ 1,754***
R&D Cost / Net Sales	0.3%	-	0.2%	-	**0.2%**	-	

(Millions of yen and thousands of U.S. dollars)

	Year ended March 31						
	2001 (Results)	yoy	2002 (Results)	yoy	**2003 (Forecast)**	**yoy**	***2003 (Forecast)***
Research & Development Cost	¥ 497	7.8%	¥ 405	(18.6%)	¥ **500**	**23.5%**	***$ 4,078***
R&D Cost / Net Sales	0.2%	-	0.2%	-	**0.2%**	-	

(Educational Expenses)

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30						
	2000 (Results)	Change	2001 (Results)	Change	**2002 (Results)**	**Change**	***2002 (Results)***
Expenditures	¥ 1,000	-	¥ 980	(2.0%)	¥ **1,064**	**8.6%**	***$ 8,679***
Educational Expenses	971	-	953	(1.8%)	**1,046**	**9.8%**	***8,532***
Expenditures for Educational Faculties	29	-	27	(9.4%)	**18**	**(32.0%)**	***147***

(Millions of yen and thousands of U.S. dollars)

	Year ended March 31						
	2001 (Results)	yoy	2002 (Results)	yoy	**2003 (Forecast)**	**yoy**	***2003 (Forecast)***
Expenditures	¥ 1,897	2.0%	¥ 1,849	(2.5%)	¥ **1,940**	**4.9%**	***$ 15,824***
Educational Expenses	1,852	5.4%	1,799	(2.8%)	**1,910**	**6.1%**	***15,579***
Expenditures for Educational Faculties	45	(56.9%)	50	10.5%	**30**	**(39.5%)**	***245***

7. Personnel

(Persons)

	September 30					
	2000 (Results)	Change	2001 (Results)	Change	**2002 (Results)**	**Change**
Number of Employee	4,511	(42)	4,420	(91)	**4,413**	**(7)**
Fresh Persons	175	16	126	(49)	**150**	**24**
New Employees with Career	15	(3)	16	1	**23**	**7**

(Persons)

	March 31					
	2001 (Results)	yoy	2002 (Results)	yoy	**2003 (Forecast)**	**yoy**
Number of Employee	4,377	(55)	4,355	(22)	**4,283**	**(72)**
Fresh Persons	175	16	126	(49)	**150**	**24**
New Employees with Career	20	(11)	26	6	**30**	**4**

This document includes statements that constitute forward-looking statements. These statements appear in a number of places in this document, and include statements regarding the intent, belief or current expectations of Fujitsu Support and Service Inc. (the "Company") with respect to the business, revenues and results of operations of the Company and its consolidated subsidiaries (the "Fsas Group"), and economic and other factors that may have an impact on the Fsas Group's performance. These statements also include the projections of the Fsas Group's financial performance for the fiscal year ending March 31, 2003 contained in this document.

Such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties. Actual results for the fiscal year ending March 31, 2003 and future fiscal years may differ materially from those in the forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to:

- the rate of acceptance of the Fsas Group's products and services;
- the Fsas Group's ability to continue to successfully introduce new products and services to the market;
- the level of competition in the markets in which the Fsas Group conducts its business;
- customer-driven price competition in the information technology services industry;
- the slowdown in information technology investments by Japanese companies in light of continuing weakness in the Japanese economy;
- our customers' acceptance of the new services being offered by the Fsas Group; and
- deferrals and suspensions of purchases by our customers resulting from their inability to obtain financing for their business on commercially reasonable terms, poor operating results, insolvency or bankruptcy, or stagnation in the Japanese economy generally.